

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

<u>Via E-mail</u>
Mr. Christopher L. Winfrey
Executive Vice President and
Chief Financial Officer
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, MO 63131

      Re: Charter Communications, Inc.
              Form 10-K for the fiscal year ended December 31, 2011
              Filed February 27, 2012
              File No. 1-33664

Dear Mr. Winfrey:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Carlos Pacho for

                        Assistant Director
                        Larry Spirgel